September 27, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Caleb French

Re:	MoSys, Inc.
Form S-1
File No. 333-225193

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MoSys, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Daylight Time, on Monday, October 1, 2018, or as soon thereafter as practicable.

Very Truly Yours, MoSys, Inc.

By:	/s/ James W. Sullivan
	Name:	James W. Sullivan
	Title:	Vice President of Finance and Chief Financial Officer

MoSys, Inc.  •  2309 Bering Drive, San Jose, CA 95054  •  Tel: 408.418.7500  •  www.mosys.com